

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 12, 2007

G. George Lu, CEO
2020 Chinacap Acquirco, Inc.
221 Boston Post Road East
Marlborough, MA 01752

RE: **2020 Chinacap Acquico, Inc.**
        Amendment No. 3 to Registration Statement on Form S-1
        File No. 333-142255
        Filed September 12, 2007

Dear Mr. Lu:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to our prior comment 1 from our September 4, 2007 letter. Please revise to indicate whether management may consider any factors relating to the anticipated approval or disapproval of the business combination in its determination of whether to purchase additional shares in the company following the offering. Please also revise accordingly the last risk factor on page 24 in regards to the existing stockholders' control of a substantial interest in the company and their ability to influence certain actions requiring a stockholder vote. In addition, please briefly discuss in the summary.

Proposed Business, page 48

Fair market value of target business, page 54

2.   Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

3.   Please discuss whether the independent investment banking firm must be a member of the Financial Industry Regulatory Authority. Also revise accordingly related disclosure on pages 53 and 71.

Financial Statements

Notes to Financial Statements

Note 8 – Commitments, F-10

4.   Considering the private placement warrants will be sold to an entity beneficially owned by your officers and directors, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

Closing Comments

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Michael Blount
       312-460-7000 (facsimile)